UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE
Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

December 12, 2012

METHANEX ANNOUNCES SALE OF US$350 MILLION OF 7 YEAR NOTES

Methanex Corporation announced today that it has priced an offering of senior unsecured notes. Methanex will issue US$350 million in aggregate principal amount of 3.25% senior notes due December 15, 2019. The notes were issued at a price of 99.098% of the aggregate principal amount, with an effective yield to maturity of 3.396%. The offering is expected to close on or about December 17, 2012, subject to customary closing conditions.

Methanex expects to use the net proceeds from the offering primarily for capital expenditures, and for any one or more of debt repayments, working capital or other general corporate purposes.

J.P. Morgan Securities LLC, RBC Capital Markets, LLC, BNP Paribas Securities Corp. and RBS Securities Inc. acted as joint book-running managers of the offering, with HSBC Securities (USA) Inc. and National Australia Bank Limited acting as co-managers. The notes are being offered via an underwritten public offering pursuant to an effective shelf registration statement in the United States, and in Canada on a private placement basis.

A copy of the final prospectus supplement (and accompanying base shelf prospectus) may be obtained from J.P. Morgan Securities LLC by writing JP Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd floor, or by calling 1-212-834-4533 or from RBC Capital Markets, LLC by writing RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, New York 10281, Attention: Debt Capital Markets, by calling 1-866-375-6829 or by emailing usdebtcapitalmarkets@rbccm.com. You may also obtain these documents for free by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov or SEDAR on the Canadian Securities Administrators website at www.sedar.com.

This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such province or jurisdiction.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable British Columbia securities law. The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the intended use of proceeds and the closing of the proposed offering, including the timing thereof.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Methanex to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Methanex and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Such forward-looking statements only speak as of the date of this press release and Methanex does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 12, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary